October 25, 2021
Filed via EDGAR
David Irving, Sharon Blume,
Tonya Aldave and John Dana Brown
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C.  20549
Subject:
Franklin Responsibly Sourced Gold ETF (the “Fund”)
Franklin Templeton Holdings Trust (the “Registrant” or the “Trust”)
Amended Draft Registration Statement on Form S-1
Submitted September 7, 2021
CIK No. 0001858258

Dear Mr. Irving, Ms. Blume, Ms. Aldave and Mr. Brown:

Set forth below are the Fund’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via written correspondence to Craig S. Tyle on October 4, 2021 with regard to the Registrant’s amended draft registration statement on Form S-1 filed with the Commission on September 7, 2021 under the Securities Act of 1933, as amended (the “Registration Statement”).  Each comment from the Staff is restated below, followed by the Fund’s response to the comment.  Terms not defined herein have the meaning set forth for that term in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1
Cover Page
1.	Comment: We note your response to our prior comment 13 and reissue in part. Please revise the cover page to state clearly, if true, that your shareholders have no voting rights.

 Response: The disclosure has been revised as requested.
Prospectus Summary, page 6

2.
We note your response to our prior comment 7. Please revise the Prospectus Summary to include a brief discussion of the conflicts of interest inherent in the Fund’s structure, and a cross reference to the related risk factor disclosure.

 Response: The disclosure has been revised as requested.

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October 25, 2021

Overview of the Gold Industry
The LBMA Responsible Sourcing Programme, page 17

3.
Comment: We note your response to our prior comment 6 and reissue in part. Please discuss the size of the gold market that conforms to the mandatory LBMA program in terms of the total size of the market, not only in terms of recent new gold production. If available, provide more recent than 2017 statistics related to gold production. In addition to discussing the LBMA standards, also discuss what responsible sourcing requirements are found in other major gold markets.

Response: In response to this comment, the Registrant has revised the disclosure to reflect updated available gold market data, including to add the following disclosure under “Overview of the Gold Industry”:

Gold is owned in a variety of forms which can be grouped into several major categories of gold demand including jewelry, physical bars and coins, ETF holdings, official holdings (central bank reserves) and fabrication (industrial demand). According to the World Gold Council, the global gold market is estimated to comprise over 197,000 tonnes of gold valued at approximately $9.6 trillion, including an estimated $1.9 trillion in gold bars and coins as of December 31, 2019. The LBMA’s 2020 Annual Review (the “LBMA Review”) estimates that the value of gold stored in London vaults is over $550 billion. Moreover, as per the LBMA Review, average daily gold trading volume in the London OTC market is around $64 billion a day, which represents approximately 46% of the total global gold market based on estimated global average daily trading volume of $139.25 billion. Per the LBMA Review, the loco London market represents the largest share of daily gold trading volume across various gold market centers, followed by gold futures trading on the CME (as distinct from physically settled OTC gold trading), which accounts for 41% of global gold average daily trading, and next by trading on the Shanghai Gold Exchange (“SGE”), which represents approximately 5% of total gold market trade volume. The LBMA further estimates that approximately 92% of large-scale mining production is refined through LBMA Good Delivery refiners.

…

Other Sourcing Regulatory Schemes
Gold bullion market centers including India, China and the United Arab Emirates have established separate gold certification schemes and sourcing requirements and guidelines for market participants. For example, Dubai Multi-Commodities Centre (DMCC) requires DMCC accredited members globally to implement OECD Due Diligence Guidance. Additionally, the China Chamber of Commerce of Metals, Minerals and Chemicals (“CCCMC”) also promulgates guidelines for sourcing and trading gold bullion by Chinese companies operating domestically and internationally. China is one of the largest producers and importers of gold, and Shanghai is a key physical trading hub for the Asian gold market. The SGE is supervised and regulated by the People’s Bank of China. The SGE accepts gold bullion products from two main sources as Shanghai Good

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Delivery gold: (1) manufactured by domestic refiners accredited to the SGE; and (1) manufactured by refiners accredited to the LBMA. The BSE, India’s leading exchange group, has also adopted good delivery standards as defined by the Bureau of Indian Standards governing purity, form and provenance of gold bars acceptable for settlement and delivery, including manufacture, trade and delivery requirements. These requirements may be more or less rigorous in certain respects than corresponding LBMA standards. Enforcement may vary, and certain requirements are generally voluntary and there may be little transparency around compliance. As discussed above, the Fund seeks to predominantly hold responsibly sourced gold bullion, defined as London Good Delivery gold bullion bars produced after January 2012 in accordance with the standards of the Guidance. The Fund does not anticipate holding any gold bullion that does not conform to the LBMA Good Delivery standards, notwithstanding regulatory regimes that may apply in other markets.

4.	Comment: We note your response to our prior comment 9. Please expand your disclosure related to the Responsible Sourcing Programme to address the following:
•	Describe in greater detail the recycling requirements and any environmental, social, and governance metric adherence requirements;
•	Further explain how compliance with the various aspects of the Responsible Sourcing Programme are enforced; and
•	Disclose who may perform LBMA Good Delivery refinery annual audits, and discuss the requirements for being such an auditor.

Response: In response to this comment, the Registrant has added the following disclosure under “Overview of the Gold Industry—LBMA Responsible Sourcing Programme”:

Audit Standards and Enforcement Processes
All LBMA approved Good Delivery refiners and new applicants are required to engage an independent third-party auditor from the LBMA’s Approved Auditors List to conduct annual responsible sourcing audits. To become accredited, auditors must submit an application form providing details of their relevant experience, skills and quality control and governance processes. To remain in good standing with the LBMA, auditors are required to satisfy the requirements detailed in LBMA’s Responsible Sourcing: Third Party Audit Guidance (the “Audit Guidance”). The ongoing review and enforcement of approved auditor requirements are important mechanisms for assuring compliance with the Responsible Sourcing Programme and the Guidance.

The LBMA undertakes an annual review of each auditor to confirm the auditor remains independent, and has appropriate institutional capacity to support responsible sourcing audits and robust quality assurance procedures in place. Pursuant to the Audit Guidance, approved auditors are required to demonstrate complete financial and other independence from the Good Delivery refiner. In particular, the Audit Guidance provides that the auditing body may not provide services for the refiner related to the design, establishment or implementation of the refiner’s precious metals supply chain practice for a period of at

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least 24 months prior to the engagement. Additionally, the auditor must have adequate organizational capacities and a robust system of quality control, including with respect to the minimum requirements for independence, conflicts of interest, ethics and audit quality control reviews and the capacity to process appeals and/or handle complaints. In addition, auditors are required to disclose in their application forms their quality assurance and conflicts of interest policies, and explain how they comply with the various core principles, which include ethical conduct, due professional care, independence and integrity. Where any of these aspects no longer satisfy applicable requirements, the auditor is removed from the Approved Auditors List. Auditor accreditation and performance are reviewed on an annual basis to ensure approved auditors continue to meet LBMA requirements.

Compliance with the LBMA’s responsible sourcing standards is required for access to the Loco London market. Accordingly, loss of LBMA accreditation entails significant commercial consequences for refiners. The LBMA enforces compliance through its audit process as well as whistleblower and media reporting, which can result in initiation of a formal incident review inquiry or special audit, as described further below. Good Delivery refiners found to be applying the Programme in good faith, but that have not met a satisfactory standard in some respects, will generally be given a reasonable opportunity to raise their standards to the required level. Loss of accreditation is imposed where there have been failures that cannot be remediated or if attempts at remediation have been significantly poor.

The LBMA also conducts targeted “Special Audits” arising out of:
•	queries resulting from country of origin data reported confidentially to LBMA;
•	media allegations;
•	whistleblowing;
•	part of an incident review process.

Under a Special Audit, LBMA selects the auditor, who is independent of the original auditor.

Environmental, Social and Governance (“ESG”) Metric Adherence

Under the Guidance, a refiner’s due diligence for its supply chain must include a policy that extends to ESG requirements. Specifically, refiners are directed to strengthen ESG engagement with gold-supplying counterparties and, where possible, assist gold-supply counterparties build due diligence capacities. In addition, the Guidance requires refiners to assess the risk in the supply chain, which includes assessing the environmental policies and practices of the producers, both in relation to artisanal and small-scale mining and large-scale mining. The Guidance provides specific parameters around this assessment depending on the nature of the material being sourced (e.g., artisanal/small or large scale). Finally, once specific ESG risks have been identified, the Guidance requires refiners to implement a management strategy to respond to those identified risks. Accredited refiners are also required to provide evidence of their sustainability policy and

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its effect on any associated initiatives throughout their supply chain.

Specific ESG related metrics and risks addressed in the Guidance include:

1.	Non-compliance with environmental, health, safety, labor and community related regulations in country of operation and/or company policy
2.
Ineffective environmental management, including: (a) air, water, land pollution and lack of incident management plans; (b) water stewardship, especially in water scarce and stressed areas; (c) sourcing from World Heritage Sites and protected areas; and (d) land rehabilitation and biodiversity management

3.	Ineffective mitigation of, and adaptation to, the impacts of climate change
4.	Inappropriate storage, handling and disposal of hazardous chemicals, including mercury and cyanide
5.	Ineffective management of tailings facilities
6.	Ineffective management of labor issues, including remuneration, working hours, collective bargaining, discrimination, diversity, disputes and safeguarding of workers
7.
Ineffective community engagement and management programs with respect to socio-economic development, land acquisition and community resettlement, cultural heritage sites and indigenous people, closure planning and safeguarding of vulnerable populations

8.	Ineffective management of business integrity impacts and ethical conduct as regarding fair competition, responsibly lobbying, tax compliance and supporting the implementation of relevant initiatives

Special Considerations Relating to Recycled Gold
Recycled gold refers to metal that has been previously refined and generally encompasses materials or products that are gold-bearing and have not come directly from a mine (considered the first stage of the gold life cycle). In practical terms, recyclable material includes end-user, post-consumer products, scrap and waste metals, materials arising during refining and product manufacturing, and investment gold and gold-bearing products. This category may also include fully refined gold that has been fabricated into grain, Good Delivery bars, medallions and coins that have previously been sold by a refiner to a manufacturer, bank or consumer market, and that may thereafter need to be returned to a refiner to reclaim their financial value, or for transformation into other products (e.g., 1 kilo bars). Recycled gold due diligence may vary significantly as the risk of illegality or ethical concerns varies depending on the supplier, material, type, form, value and area of origin. The Guidance calls for refiners to establish a system of controls for increased visibility and transparency over the supply chain. This includes a chain of custody or traceability system that identifies the origin of the gold and the upstream partners involved in the supply chain, and a mechanism to trace the input and output of each lot refined. The Guidance sets forth specific risk identification protocols for recycled gold which include, but are not limited to, the use of a tailored know your customer questionnaire for recycled material to obtain, assess and, where possible, verify against publicly available information the following data:

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•	Main markets, products and customer segments of the counterparty
•	Profiles of the counterparty’s gold and precious metals suppliers
•	Types and forms of precious metals sourced by the counterparty
•	Country of origin of gold and precious metals processed by the facility
•	Country of destination of refined material
•	Trade and production data, to extent available
•	Type and locations of facilities operated by the counterparty (smelting, refining, manufacturing, jewelry production, pawn shops, etc.)
•	Import/export licenses, if applicable
•	Anti-money laundering and terrorist financing policies and practices
•	Anti-bribery and corruption policies and practices
•	Responsible sourcing policies and processes
•	Data privacy policies and practices, to extent available.

The Guidance also calls for enhanced due diligence proportionate to the specific risks presented, including with respect to recycled gold.

Please do not hesitate to contact Steve Feinour at (215) 564-8521 or Amy Fitzsimmons at (215) 564-8711 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,
 ____
/s/ Navid Tofigh
Navid Tofigh
Vice President and Secretary of Franklin Holdings, LLC, Sponsor of the Registrant

Cc:  J. Stephen Feinour, Jr., Stradley Ronon Stevens & Young, LLP
Amy C. Fitzsimmons, Stradley Ronon Stevens & Young, LLP